THE                                                              245 MAIN STREET
WILBER                                                   ONEONTA, NY  13820-0430
CORPORATION                                             TELEPHONE (607) 452-1700
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                                                                 January 6, 2004


Via Regular Mail and Telefax (202) 942-9530
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Gregory Dundas, Esq.
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Wilber Corporation Form 10
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Dear Mr. Dundas:

     In accordance with our telephone conversation, as confirmed in your telephone conversation today with Clifford Weber, Esq., of Hinman, Howard & Kattell, LLP, pursuant to 12 C.F.R. ss. 230.477, by this letter, on behalf of The Wilber Corporation ("Wilber"), I request the withdrawal of the Registration Statement on Form 10 filed with the Commission by Wilber on November 13, 2003. Wilber seeks such withdrawal because the amended Form 10 that it filed on December 15, 2003 via EDGAR mistakenly omitted the designation as an amended document, resulting in the filing of two Form 10's, instead of one Form 10 followed by a subsequent amended Form 10.

     We are unaware of any reason why the Commission should not find such withdrawal to be consistent with the public interest and the protection of investors. Wilber has not sold any of the securities covered by the Registration Statement. Accordingly, I request that the Commission consent to the requested withdrawal.

     Should you have any questions, please telephone me at (607) 433-4184 or telephone Mr. Weber at (914) 694-4102.

     Thank you for your attention to this request.

                                                         Yours very truly,

                                                         /s/ Joseph E. Sutaris
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                                                         Joseph E. Sutaris
                                                         Chief Financial Officer